EXHIBIT 33.4

Management Assessment

Wilmington Trust Company (the "Company") is responsible for assessing compliance with the servicing criteria applicable to it under Item 1122(d) of Regulation AB of the Securities and Exchange Commission relating to the servicing of asset-backed transactions involving floorplan receivables, accounts receivable and asset based lending receivables initiated or amended for purposes of Regulation AB on or after January 1, 2006, for which the Company provides trustee services (the Platform) as of and for the year ended December 31, 2007. Management has determined that, except for the criteria set forth in paragraph 1122(d)(l)(ii), all of the criteria set forth in Item 1122(d) are not applicable to the Company because the Company does not perform activities with respect to the Platform relating to those criteria.

The Platform consists of a single master trust, the GE Dealer Floorplan Master Note Trust (the “issuing entity”). Certain of the Company’s responsibilities with respect to the Platform were delegated to Deutsche Bank Trust Company Americas (“DBTCA”) under an agency agreement dated as of August 12, 2004 (the “Agency Agreement”). Under the Agency Agreement, DBTCA assumed certain of the Company’s duties as indenture trustee with respect to the issuing entity. We note that DBTCA has delivered its own assessment under Item 1122 of Regulation AB with respect to these activities. Further, we note that the Company ceased serving as Indenture Trustee effective May 31, 2007, and DBTCA assumed the role of trustee.

The Company’s management has assessed the effectiveness of the Company’s compliance with the applicable servicing criteria as of and for the year ended December 31, 2007 (the “Reporting Period”). In making this assessment, management used the criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item 1122 of Regulation AB.

The Company’s assessment of compliance disclosed an instance of material noncompliance with the applicable servicing criteria set forth in Item 1122(d)(1)(ii) for the Reporting Period with respect to the Platform. The Company has no contractual obligations or responsibilities under the agency agreement or otherwise to monitor the activities of DBTCA, and the Company did not do so on a regular basis. Notwithstanding the absence of any such express monitoring obligations, the Company’s management has determined that an assessment is technically required pursuant to Item 1122 of Regulation AB because the activities of the Company that are outsourced to DBTCA address the criteria in paragraph (d)(1)(ii) of Item 1122. The Company’s management believes that its noncompliance with the applicable servicing criteria had no adverse impact on the issuing entity’s Noteholders.

KPMG LLP, a registered public accounting firm, has issued an attestation report with respect to the Company's compliance with the applicable servicing criteria as of and for the year ended December 31, 2007.

/s/ Cynthia L. Corliss
Name: Cynthia L. Corliss
Title: Senior Vice President,
Corporate Client Services

Date: March 27, 2008